Exhibit 99.1

Perpetual Energy Inc. Provides Update on Asset Divestiture Program, Operational Results and Commodity Price Risk Management

CALGARY, Feb. 8, 2012 /CNW/ - (TSX:PMT) - Perpetual Energy Inc. ("Perpetual", the "Corporation" or the "Company") is pleased to:

•	report significant progress with its planned asset disposition program for the purpose of repaying the outstanding $75 million 6.5% convertible debentures (TSX: PMT.DB.C) due June 30, 2012;
•	announce continued success with its asset base transformation and commodity diversification program; and
•	provide an update regarding commodity price risk management initiatives.

ASSET DISPOSITION PROGRAM UPDATE

In November 2011 Perpetual announced that initiatives were underway for the sale of certain assets in the fourth quarter of 2011 and 2012. Since the end of the third quarter of 2011, Perpetual has closed multiple non-core asset dispositions for net proceeds of $16 million. In addition, agreements have been executed for several oil and gas asset dispositions for net proceeds totaling an additional $43 million. The pending transactions are expected to close before mid-March following customary due diligence activities. The disposed assets are primarily non-core properties located in eastern and west central Alberta and include approximately 8 MMcf/d of gas production and oil and NGL production of 390 bbl/d, for total proceeds of $59 million. Perpetual is continuing to pursue additional asset sales to reach the previously announced targeted proceeds in 2012.

OPERATIONS UPDATE

Operational results from Perpetual's asset base diversification strategy continue to be very positive. For 2012, Perpetual is focused on two key priorities: the Wilrich liquids-rich gas play in the greater Edson area, and heavy oil exploration and development in the Mannville area of eastern Alberta.

The Company has recently drilled one vertical exploration well and one horizontal development well in the Edson area which are awaiting completion. This brings the number of horizontal Wilrich wells drilled at Edson to 12 gross wells, verifying the repeatability of the Company's internal development drilling inventory of over 40 net additional drilling locations at Edson. In addition, Perpetual recently rig released its second Wilrich horizontal well on its expanded land base at West Edson and is proceeding with completion operations, with tie-in scheduled for mid-March. New facility construction is expected to add additional gas and liquids production from the new drill as well as from the horizontal Wilrich discovery well at West Edson which commenced restricted production in December 2011. The Company internally recognizes approximately 40 net future horizontal drilling locations at West Edson as well. At year-end 2011, 10.1 net future development drilling locations were booked in Perpetual's independent reserve report prepared by McDaniel and Associates Consultants Ltd. in the Edson and West Edson areas. Due to the current depressed gas price environment, no further operations for the Wilrich play are planned for 2012 as economic returns on investment in the Company's heavy oil assets are superior at this time.

Perpetual has had a continuous heavy oil drilling program underway since May 2011. This program has resulted in an oil production increase of over 1,000 percent from the corporation's eastern Alberta operating district, up from 205 bbl/d just one year ago. With early production start-up from a new four well pad of Mannville heavy oil horizontal wells drilled since year end 2011, Perpetual's eastern Alberta heavy oil production averaged approximately 2,000 bbl/d for the last week of January 2012. The remainder of the pad came on production February 1st adding an additional 200 bbl/d of production and bringing total production from this pad to over 400 bbl/d. One additional horizontal well is scheduled to come on production this week. Prior to the end of the first quarter, an additional 10 wells will be drilled and placed on production to further increase Perpetual's oil production weighting. Perpetual plans to continue to pursue the economically attractive Mannville heavy oil, directing the vast majority of its remaining 2012 capital spending to this exploration and development program.

Perpetual's oil and natural gas liquids (NGL) production averaged 3,325 bbl/d in the last week of January 2012, and is forecast to average over 3,500 bbl/d for calendar year 2012, giving effect to the asset dispositions discussed above and assuming a capital investment program of approximately $65 million. This activity is expected to result in oil and NGL production representing more than 20 percent of 2012 exit production.

COMMODITY PRICE RISK MANAGEMENT

Increased oil and NGL production, combined with a substantial increase in the Company's 2012 hedging position, has significantly reduced exposure to further potential weakness in natural gas prices. Financial and physical forward natural gas sales arrangements at the AECO trading hub as at February 7, 2012 are as follows:

Type of Contract	Term	Volumes at AECO (GJ/d)(1)	Price ($/GJ)(1)	Futures Market ($/GJ)(2)	% of 2012E Gas Production(3)
Financial - AECO	Jan - Dec 2012	45,250	3.72	2.37	31
Financial - NYMEX	March 2012	50,000	2.52	2.47	3
Financial - AECO	March 2012	40,000	2.20	2.06	2
Financial - AECO	Apr - Oct 2012	10,000	2.85	2.23	4
Financial - AECO	Apr - Dec 2012	19,000	2.60	2.35	10
Physical - AECO	Apr - Dec 2012	25,000	2.59	2.23	13
Financial - AECO	Jan - Dec 2013	25,000	3.23	3.11	17

(1)     Average price calculated using weighted average price for net open sell contracts. NYMEX prices in $US/MMBtu.
(2)     Futures market reflects AECO settled and forward market prices as at February 7, 2012.
(3)     Calculated using 2012 estimated gas production of 147,000 GJ/d including gas over bitumen deemed production.

Perpetual also has in place the following costless collar oil sales arrangements, to reduce exposure to fluctuations in the WTI index:

Type of Contract	Term	Volumes at WTI (bbl/d)	Floor Price ($US/bbl)(1)	Ceiling Price ($US/bbl)(1)	Futures Market ($US/bbl)(2)	% of 2012E Production(3)
Collar	Jan - Dec 2012	500	82.00	91.00	96.20	14
Collar	Jan - Dec 2012	500	80.00	89.00	96.20	14
Collar	Jan - Dec 2012	500	85.00	96.75	96.20	14
Period Total	Jan - Dec 2012	1,500	82.33	92.25	96.20	43

(1)     Average price calculated using weighted average price for net open contracts.
(2)     Futures market reflects WTI forward prices at February 7, 2012.
(3)     Calculated using 2012 estimated oil and NGL production of 3,500 bbl/d.

The Company has also fixed the WTI to oil price differential (WCS differential) on 400 bbl/d at $US17.35/bbl for the 2012 calendar year.

In addition, the Corporation has sold oil call options exercisable and expiring as follows:

Type of Contract	Term	Expiry	Volumes at WTI (bbl/d)	Strike Price ($US WTI)	Futures Market ($US/bbl)(1)
Call	Jan - Dec 2013	Dec 31, 2012	1,000	95.00	100.35
Call	Jan - Dec 2013	Dec 31, 2012	1,000	105.00	100.35
Call	Jan - Dec 2014	Dec 31, 2013	2,000	105.00	96.93

(1)     Futures market reflects WTI forward prices at February 7, 2012.

The current mark to market value of these hedging transactions is approximately $28 million.

MANAGEMENT CHANGE

Effective January 31, 2012, Mr. Rick Warters, Vice President Geoscience and New Ventures, announced his retirement.  Perpetual thanks Mr. Warters for his years of service to the Corporation.

Unaudited financial information

Certain financial and operating information included in this press release for the quarter and year ended December 31, 2011, such as funds flow are based on estimated unaudited financial results for the quarter and year then ended, and are subject to the same limitations as discussed under "Forward-Looking Information". These estimated amounts may change upon the completion of audited financial statements for the year ended December 31, 2011 and changes could be material.  See "Non-IFRS Measures".

Financial Outlooks

Included in this press release are estimates of Perpetual's 2012 funds flow outlook, which are based on the various assumptions as to production levels, capital expenditures, and other assumptions disclosed in this press release and including commodity price assumptions. To the extent such estimates constitute a financial outlook, they were approved by management of Perpetual on February 7, 2012 and are included to provide readers with an understanding of Perpetual's anticipated 2012 funds flow based on the capital expenditures and other assumptions described herein and readers are cautioned that the information may not be appropriate for other purposes.

Non-IFRS Measures

This news release includes references to financial measures commonly used in the oil and gas industry such as "funds flow" and "net debt", which do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). Management believes that in addition to net income, funds flow and net bank debt are useful supplemental measures as they are a measure of a company's ability to generate the cash necessary to repay debt or fund future growth through capital investment. However, investors are cautioned that these measures should not be construed as an alternative to net income determined in accordance with IFRS as an indication of Perpetual's performance. The method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to similar measures used by other companies. For these purposes, "funds flow" is defined as cash provided by operations before changes in non-cash working capital gas over bitumen royalty adjustments not yet received, settlement of decommissioning obligations and certain exploration costs and "net bank debt is defined as long-term bank debt plus working capital (adjusted for the fair value of financial instruments and future taxes).

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, anticipated closing dates of asset disposition transactions and proceeds therefrom; anticipated amounts and allocation of capital spending; statements regarding estimated production and timing thereof; prospective drilling, forecast average production; completions and development activities; estimates of gross recoverable gas sales; prospective oil and natural gas liquids production capability; projected realized natural gas prices and funds flow; anticipated effect of commodity prices on future development capital and reserves; commodity prices and foreign exchange rates; and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Perpetual's MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada ("GAAP"). Readers are referred to advisories and further discussion on non-GAAP measures contained in the "Significant Accounting Policies and Non-GAAP Measures" section of Perpetual's MD&A for the year ended December 31, 2010.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual's shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E". Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%CIK: 0001177293

For further information:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400 Fax: 403 269-4444  Email: info@perpetualenergyinc.com

Susan L. Riddell Rose
President and Chief Executive Officer

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Claire A. Rosehill
Investor Relations and Business Analyst

CO: Perpetual Energy Inc.

CNW 18:17e 08-FEB-12